UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Del Taco Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

245496104

(CUSIP Number)

 December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 245496104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claire P. Murphy, individually and as trustee

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER 2,425,382 shares of common stock (including 1,603,141 shares issuable upon exercise of warrants)

6.	SHARED VOTING POWER 0

7.	SOLE DISPOSITIVE POWER 2,425,382 shares of common stock (including 1,603,141 shares issuable upon exercise of warrants)

8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,425,382 shares of common stock (including 1,603,141 shares issuable upon exercise of warrants)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%

12.	TYPE OF REPORTING PERSON TN

SCHEDULE 13G CUSIP No. 245496104

Item 1.

(a)	Name of Issuer:

Del Taco Restaurants, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

25521 Commerce Centre Drive

Lake Forest, CA 92360

Item 2.

(a)	through (c):

This Schedule 13G is being filed by the Claire P. Murphy, individually and indirectly as trustee of each of the Ari Levy 2003 Investment Trust, the Steven Florsheim 2003 Investment Trust, the Andrew Florsheim 2003 Investment Trust, and Robert Florsheim 2003 Investment Trust. Each Trust was formed under the law of Illinois. Ms. Murphy is a U.S. citizen. The principal business address of each Trust and the Trustee is Claire P. Murphy, c/o Sperling & Slater, P.C., 55 W. Monroe Street, Suite 3200, Chicago, IL 60606.

(d)	Title of Class of Securities: Common Stock

Item 3	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,425,382 shares of common stock (including 1,603,141 shares issuable upon exercise of warrants).

(b)	Percent of class: 6.3% (based on 37,059,202 shares outstanding and common stock issuable upon exercise of 1,603,141 warrants beneficially owned by the reporting person individually and indirectly as trustee of the trusts referenced in Item 2(a)-(c) above)

(c)	Number of shares as to which the Trust and the Trustee have:

(i)	Sole power to vote or to direct the vote: : 2,425,382 shares of common stock (including 1,603,141 shares issuable upon exercise of warrants)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: : 2,425,382 shares of common stock (including 1,603,141 shares issuable upon exercise of warrants)

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Claire P. Murphy, as trustee of the Ari Levy 2003 Investment Trust, has the right to receive dividends from or the proceeds from the sale of shares listed above in an amount relating to 5.0% of the outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of  February 14, 2020

Claire P. Murphy, individually and as trustee of the Ari Levy 2003 Investment Trust, the Steven Florsheim 2003 Investment Trust, the Andrew Florsheim 2003 Investment Trust, and the Robert Florsheim 2003 Investment Trust

By: /s/ Claire P. Murphy
Name: Claire P. Murphy
Title: Trustee

End of Document